Exhibit 7.03

Execution Version

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of April 18, 2014, by and among New Tekventure Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands (“Holdco”) and certain shareholders of iSoftStone Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), listed on Schedule A hereto (each, a “Rollover Shareholder” and collectively, the “Rollover Shareholders”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently herewith, New iSoftStone Holdings Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Holdco (“Parent”), New iSoftStone Acquisition Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and the Company are entering into an Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified, the “Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Parent (the “Merger”);

WHEREAS, as of the date hereof, each Rollover Shareholder is the “beneficial owner” (as defined below) of such number of ordinary shares, par value $0.0001 per share, of the Company (the “Shares”), including the Shares issuable under Company Options and Company RSUs, the Company Restricted Shares and the Shares represented by American Depositary Shares, as set forth opposite such Rollover Shareholder’s name on Schedule A (collectively, the “Rollover Shares”);

WHEREAS, in connection with the consummation of the transactions contemplated by the Merger Agreement, including the Merger (the “Transaction”), each Rollover Shareholder agrees to (a) the cancellation of the Rollover Shares beneficially owned (as defined below) by such Rollover Shareholder for nil consideration in the Merger, and (b) subscribe for, or cause its Affiliate to subscribe for, the number of newly issued ordinary shares and/or preferred shares of Holdco as set forth opposite such Rollover Shareholder’s name on Schedule A (the “Holdco Shares”) in accordance with the terms of this Agreement;

WHEREAS, each Rollover Shareholder agrees to vote or cause to be voted all of the Rollover Shares beneficially owned by such Rollover Shareholder in accordance with the terms of this Agreement;

WHEREAS, in order to induce Parent and Merger Sub to enter into the Merger Agreement and consummate the Transaction, the Rollover Shareholders are entering into this Agreement; and

WHEREAS, the Rollover Shareholders acknowledge that Parent and Merger Sub are entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Rollover Shareholders set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, Holdco and the Rollover Shareholders hereby agree as follows:

1. Cancellation of Rollover Shares. Subject to the conditions set forth herein, at the Closing and without further action by the Rollover Shareholders, each Rollover Share shall be cancelled in accordance with the terms of the Merger Agreement.

2. Subscription and Issuance of Holdco Shares. Immediately prior to the Closing, each Rollover Shareholder shall subscribe, or shall cause its Affiliate to subscribe, and Holdco shall issue to such Rollover Shareholder or its Affiliate, as the case may be, for consideration of par value per share payable in cash upon such issuance, the number of Holdco Shares set forth opposite such Rollover Shareholder’s name on Schedule A. Each Rollover Shareholder hereby acknowledges and agrees that, subject to receipt of the Holdco Shares, such Rollover Shareholder shall have no right to any Merger Consideration in respect of its Rollover Shares.

3. Closing of Subscription for Holdco Shares. Subject to the satisfaction in full (or waiver) of all of the conditions set forth in Sections 8.1 and 8.2 of the Merger Agreement (other than conditions that by their nature are to be satisfied or waived, as applicable, at the Closing), the closing of the subscription and issuance of Holdco Shares contemplated hereby shall take place immediately prior to the Closing.

4. Deposit of Rollover Shares. No later than three (3) Business Days prior to the Closing, the Rollover Shareholders and any of the Affiliates and agents of the Rollover Shareholders holding certificates evidencing any Rollover Shares shall deliver or cause to be delivered to Holdco all certificates representing Rollover Shares in such Persons’ possession, for disposition in accordance with the terms of this Agreement (the “Share Documents”). The Share Documents shall be held by Holdco or any agent authorized by Holdco until the Closing.

5. Voting of the Shares; Proxy Card.

(a) Each Rollover Shareholder hereby irrevocably and unconditionally agrees that, during the period commencing on the date hereof and continuing until termination of this Agreement in accordance with its terms, at any meeting (whether annual or extraordinary and whether or not an adjourned or postponed meeting) of the holders of the Shares, however called, each Rollover Shareholder and each of its Affiliates that acquires beneficial ownership of any Shares of the Company after the date hereof and prior to the termination of this Agreement will appear at such meeting or otherwise cause the Rollover Shares to be counted as present thereat for purposes of establishing a quorum and vote (or cause to be voted) the Rollover Shares (i) in favor of the approval of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement and any actions required in furtherance thereof, (ii) in favor of any matters necessary for the consummation of the Transaction, (iii) against the approval of any Acquisition Proposal or the approval of any other action contemplated by an Acquisition Proposal, (iv) against any action, agreement or transaction that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interface with, delay or postpone, discourage or adversely affect the Merger Agreement or the Transaction and (v) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or other obligation or agreement of the Company contained in the Merger Agreement, or of any Rollover Shareholder contained in this Agreement. As used in this Agreement, “beneficially own” or “beneficial ownership” with respect to any securities means having “beneficial ownership” of such securities as determined pursuant to Rule 13d-3 under the Exchange Act.

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(b) Subject to applicable Laws, each Rollover Shareholder hereby irrevocably appoints Holdco and any designee thereof as its proxy and attorney-in-fact (with full power of substitution), to vote or cause to be voted (including by proxy or written consent, if applicable) the Rollover Shares in accordance with this Section 5 at any annual or extraordinary meeting of the holders of the Shares of the Company, however called, including any adjournment or postponement thereof, at which any of the matters described in this Section 5 is to be considered. Each Rollover Shareholder hereby represents that all proxies, powers of attorney, instructions or other requests given by such Rollover Shareholder prior to the execution of this Agreement in respect of the voting of the Rollover Shares beneficially owned by such Rollover Shareholder, if any, are not irrevocable and such Rollover Shareholder hereby revokes (or causes to be revoked) any and all previous proxies, powers of attorney, instructions or other requests with respect to the Rollover Shares beneficially owned by such Rollover Shareholder. Each Rollover Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy.

(c) Each Rollover Shareholder hereby affirms that the irrevocable proxy set forth in this Section 5 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Rollover Shareholder under this Agreement. Each Rollover Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and is intended to be irrevocable prior to the termination of this Agreement in accordance with its terms. If for any reason the proxy granted herein is not irrevocable, then each Rollover Shareholder agrees to vote the Rollover Shares beneficially owned by such Rollover Shareholder in accordance with this Section 5.

6. Irrevocable Election.

(a) The execution of this Agreement by the Rollover Shareholders evidences, subject to Section 9 and the proviso in Section 23, the irrevocable election and agreement by the Rollover Shareholders to the cancellation of their respective Rollover Shares, the subscription for Holdco Shares and the voting of the Rollover Shares, in each case on the terms and conditions set forth herein. In furtherance of the foregoing, each Rollover Shareholder covenants and agrees, severally and not jointly, that from the date hereof until any termination of this Agreement pursuant to Section 9, such Rollover Shareholder shall not, directly or indirectly, (i) tender any Rollover Shares into any tender or exchange offer, (ii) sell (constructively or otherwise), transfer, pledge, hypothecate, grant, encumber, assign or otherwise dispose of (collectively, “Transfer”), or enter into any contract, option or other arrangement or understanding with respect to the Transfer of, any Rollover Shares or any right, title or interest thereto or therein (including by operation of law), including, without limitation, any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction, collar transaction or any other similar transaction (including any option with respect to any such transaction) or combination of any such transactions, in each case involving any Rollover Shares and that (x) has, or would reasonably be expected to have, the effect of reducing or limiting such Rollover Shareholder’s economic interest in such Rollover Shares and/or (y) grants a third party the right to vote or direct the voting of such Rollover Shares (any such transaction, a “Derivative Transaction”), (iii) deposit any Rollover Shares into a voting trust or grant any proxy or power of attorney or enter into a voting agreement with respect to any Rollover Shares, (iv) knowingly take any action that would make any representation or warranty of such Rollover Shareholder set forth in this Agreement untrue or incorrect or have the effect of preventing, disabling, or delaying such Rollover Shareholder from performing any of his, her, or its obligations under this Agreement, or (v) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) through (iv). Any purported Transfer in violation of this paragraph shall be void.

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(b) Each Rollover Shareholder further covenants and agrees, severally and not jointly, that such Rollover Shareholder shall promptly (and in any event within twenty-four (24) hours) notify Holdco of any Shares with respect to which beneficial ownership is acquired by such Rollover Shareholder, including, without limitation, by purchase, as a result of a share dividend, share split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities of the Company, if any, after the date hereof. Any such Shares shall automatically become subject to the terms of this Agreement, and Schedule A shall be deemed amended accordingly.

(c) Unless required by law or legal process, each Rollover Shareholder shall not, and shall cause his or her Affiliates and representatives not to, make any press release, public announcement or other public communication that criticizes or disparages this Agreement or the Merger Agreement or the transactions contemplated hereby or thereby, without the prior written consent of Parent. Each Rollover Shareholder (a) consents to and authorizes the publication and disclosure by Holdco of such Rollover Shareholder’s identity and ownership of the Rollover Shares and the existence and terms of this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement) and any other information, in each case, that Holdco reasonably determines in its good faith judgment is required to be disclosed by law (including the rules and regulations of the U.S. Securities and Exchange Commission) in any press release, any Current Report on Form 6-K, the Proxy Statement, the Schedule 13E-3 and any other disclosure document in connection with the Merger Agreement and any filings with or notices to any Governmental Entity in connection with the Merger Agreement (or the transactions contemplated thereby) and (b) agrees promptly to give to Holdco any information it may reasonably request for the preparation of any such documents.

7. Representations and Warranties of the Rollover Shareholders. Each Rollover Shareholder makes the following representations and warranties, severally and not jointly, to Parent, and to each other, each and all of which shall be true and correct as of the date of this Agreement and as of the Closing:

(a) Ownership of Shares. (i) Such Rollover Shareholder (A) is and will be the beneficial owner of, and has and will have good and valid title to, the Rollover Shares, free and clear of Liens other than as created by this Agreement; and (B) has and will have sole or shared (together with Affiliates controlled by such Rollover Shareholder) voting power, power of disposition and power to demand dissenter’s rights (if applicable), in each case with respect to all of the Rollover Shares, with no limitations, qualifications, or restrictions on such rights (other than the limitations on dividends, transfer and encumbrance with respect to the Company Options, Company Restricted Shares, Company RSUs), subject to applicable United States federal securities laws, laws of the Cayman Islands, laws of the People’s Republic of China and the terms of this Agreement; (ii) the Rollover Shares will not be subject to any voting trust agreement or other Contract to which such Rollover Shareholder is a party restricting or otherwise relating to the voting or Transfer of the Rollover Shares other than this Agreement; and (iii) such Rollover Shareholder has not Transferred any Rollover Shares pursuant to any Derivative Transaction. As of the date hereof, other than the Rollover Shares, such Rollover Shareholder does not own, beneficially or of record, any Shares, securities of the Company, or any direct or indirect interest in any such securities (including by way of derivative securities). Such Rollover Shareholder has not appointed or granted any proxy or power of attorney that will be in effect as of the Closing with respect to any Rollover Shares, except as contemplated by this Agreement.

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(b) Standing and Authority. Each such Rollover Shareholder has full legal power and capacity to execute and deliver this Agreement and to perform such Rollover Shareholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by such Rollover Shareholder and, assuming due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of such Rollover Shareholder, enforceable against such Rollover Shareholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law). If such Rollover Shareholder is married, and any of the Rollover Shares of such Rollover Shareholder constitutes community property or otherwise needs spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly and validly executed and delivered by such Rollover Shareholder’s spouse and, assuming due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of such Rollover Shareholder’s spouse, enforceable against such Rollover Shareholder’s spouse in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(c) Consents and Approvals; No Violations. Except for the applicable requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of such Rollover Shareholder for the execution, delivery and performance of this Agreement by such Rollover Shareholder or the consummation by such Rollover Shareholder of the transactions contemplated hereby and (ii) neither the execution, delivery or performance of this Agreement by such Rollover Shareholder nor the consummation by such Rollover Shareholder of the transactions contemplated hereby, nor compliance by such Rollover Shareholder with any of the provisions hereof will (A) conflict with or violate any provision of the organizational documents of any such Rollover Shareholder which is an entity, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on property or assets of such Rollover Shareholder pursuant to any Contract to which such Rollover Shareholder is a party or by which such Rollover Shareholder or any property or asset of such Rollover Shareholder is bound or affected, (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such Rollover Shareholder or any of such Rollover Shareholder’s properties or assets, or (D) require the consent or approval of any other Person.

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(d) Litigation. There is no action, suit, investigation, complaint or other Proceeding pending against any such Rollover Shareholder or, to the knowledge of such Rollover Shareholder, any other Person or, to the knowledge of such Rollover Shareholder, threatened against such Rollover Shareholder or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by such Rollover Shareholder of its obligations under this Agreement.

(e) Reliance. Such Rollover Shareholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon such Rollover Shareholder’s execution and delivery of this Agreement and the representations and warranties of such Rollover Shareholder contained herein.

(f) Receipt of Information. Such Rollover Shareholder has been afforded the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of Holdco concerning the terms and conditions of the transactions contemplated hereby and the merits and risks of owning the Holdco Shares. Such Rollover Shareholder acknowledges that it has been advised to discuss with its own counsel the meaning and legal consequences of such Rollover Shareholder’s representations and warranties in this Agreement and the transactions contemplated hereby.

8. Representations and Warranties of Holdco. Holdco represents and warrants to each Rollover Shareholder that:

(a) Organization, Standing and Authority. Holdco is duly organized, validly existing and in good standing under the laws of the British Virgin Islands and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by Holdco and, assuming due authorization, execution and delivery by the Rollover Shareholders subject to the proviso in Section 23, constitutes a legal, valid and binding obligation of Holdco, enforceable against Holdco in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

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(b) Consents and Approvals; No Violations. Except for the applicable requirements of the Exchange Act and laws of the British Virgin Islands, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of Holdco for the execution, delivery and performance of this Agreement by Holdco or the consummation by Holdco of the transactions contemplated hereby, and (ii) neither the execution, delivery or performance of this Agreement by Holdco, nor the consummation by Holdco of the transactions contemplated hereby, nor compliance by Holdco with any of the provisions hereof will (A) conflict with or violate any provision of the organizational documents of Parent, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of Holdco pursuant to, any Contract to which Holdco is a party or by which such Holdco or any property or asset of Holdco is bound or affected, (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Holdco or any of Parent’s properties or assets, or (D) require the consent or approval of any other Person.

(c) Issuance of Holdco Shares. The Holdco Shares to be issued under this Agreement shall have been duly authorized and when issued and delivered in accordance with the terms hereof, will be validly issued, fully paid and nonassessable, free and clear of all Liens, preemptive rights, rights of first refusal, subscription and similar rights (other than restrictions arising under any applicable securities laws or agreements entered into by all of the Rollover Shareholders) when issued.

9. Termination. This Agreement, and the obligations of the Rollover Shareholders hereunder, will terminate immediately upon the valid termination of the Merger Agreement in accordance with its terms; provided, however, that the provisions set forth in Sections 6(c) and 11 through 25 shall survive the termination of this Agreement; provided further, that Holdco shall promptly return any Share Documents that have been delivered to Holdco prior to such termination to the Rollover Shareholders at their respective addresses set forth on Schedule A.

10. Shareholders Agreement. Holdco and the Rollover Shareholders shall in good faith negotiate and enter into a shareholders agreement, which shall reflect the terms set forth in the term sheet attached as Schedule B hereto effective as of the Effective Time.

11. Further Assurances. Each Rollover Shareholder hereby covenants that, from time to time, such Rollover Shareholder will do, execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, such further acts, conveyances, transfers, assignments, powers of attorney and assurances necessary to perform its obligations in accordance with the terms of this Agreement.

12. Amendments and Modification. This Agreement may not be amended, altered, supplemented or otherwise modified except upon the execution and delivery of a written agreement executed by each party hereto.

13. Waiver. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

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14. Survival of Representations and Warranties. All representations, warranties and agreements of the Rollover Shareholders or Holdco contained herein shall survive the execution and delivery of this Agreement, the issuance of the Holdco Shares and the consummation of the transactions contemplated hereby.

15. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (iii) immediately upon delivery by email, by hand or by facsimile (with a written or electronic confirmation of delivery), in each case to the intended recipient as set forth below:

(i)	If to a Rollover Shareholder, in accordance with the contact information set forth next to such Rollover Shareholder’s name on Schedule A.

If to Holdco:

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China

Attention: Tianwen Liu

Facsimile No.: +86 10 5874 9001

with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

Twin Towers – West (23Fl)

12 B Jianguomenwai Avenue

Chaoyang District, Beijing 100022, PRC

Attention:	Ling Huang
Facsimile:	+86 10 5879 3902
E-mail:	lhuang@cgsh.com

16. Entire Agreement. This Agreement (together with the Merger Agreement to the extent referred to in this Agreement) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes all other prior agreements and understandings, both written and oral, among the parties, with respect to the subject matter hereof.

17. Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except as specifically set forth in this Agreement.

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18. Governing Law. This Agreement and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be interpreted, construed, performed and enforced in accordance with the Laws of the State of New York without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction. Notwithstanding the foregoing, if any provision of this Agreement with specific reference to the Laws of the British Virgin Islands shall be subject to the Laws of the British Virgin Islands, the Laws of the British Virgin Islands shall apply with respect to such provision.

19. Arbitration. Any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each, a “Dispute”) shall be finally settled by arbitration. The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the arbitration rules of the HKIAC in force at the date of commencement of the arbitration (the “HKIAC Rules”). The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules. Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English. Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s). The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered. Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

20. Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided that a Rollover Shareholder may assign its rights under this Agreement to one or more of its Affiliates without the prior written consent of the other parties; provided further, that no assignment will relieve the assignor of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

21. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity. Each party hereby waives (i) any defense in any action for specific performance that a remedy at Law would be adequate, and (ii) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

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22. Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

23. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart; provided, however, that if any Rollover Shareholder fails for any reason to execute, or perform their obligations under, this Agreement, this Agreement shall remain effective as to all parties executing this Agreement.

24. Headings. The section headings in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

25. No Presumption Against Drafting Party. Each of the parties to this Agreement acknowledges that it has been represented by independent counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[Signature Page to Follow]

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IN WITNESS WHEREOF, Holdco and the Rollover Shareholders have caused to be executed or executed this Agreement as of the date first written above.

Holdco:

New Tekventure Limited

By:	/s/ Tianwen Liu
Name:	Tianwen Liu
Title:	Director

Support Agreement

Signature Page

IN WITNESS WHEREOF, Holdco and the Rollover Shareholders have caused to be executed or executed this Agreement as of the date first written above.

Rollover Shareholders:

Mr. Tianwen Liu

By:	/s/ Tianwen Liu

Yong Feng

By:	/s/ Yong Feng

Xiaosong Zhang

By:	/s/ Xiaosong Zhang

Junhe Che

By:	/s/ Junhe Che

Ying Huang

By:	/s/ Ying Huang

Qiang Peng

By:	/s/ Qiang Peng

Li Wang

By:	/s/ Li Wang

Xiaohui Zhu

By:	/s/ Xiaohui Zhu

Yen-wen Kang

By:	/s/ Yen-wen Kang

Li Huang

By:	/s/ Li Huang

Miao Du

By:	/s/ Miao Du

Yan Zhou

By:	/s/ Yan Zhou

Benson Tam

By:	/s/ Benson Tam

Support Agreement

Signature Page

BENO Group Limited

By:	/s/ Jiadong Qu
Name:	Jiadong Qu
Title:	Director

Jinyuan Development (Hong Kong) Company Limited

By:	/s/ Yongtao Zhao
Name:	Yongtao Zhao
Title:	Chairman

Accurate Global Limited

By:	/s/ Ip Kun Wan
Name:	Ip Kun Wan
Title:	Director

Advanced Orient Limited

By:	/s/ Tang Chi Chun
Name:	Tang Chi Chun
Title:	Director

CSOF Technology Investments Limited

By:	/s/ Ip Kun Wan
Name:	Ip Kun Wan
Title:	Director

Support Agreement

Signature Page

Schedule A

Rollover Shareholder	Address and Facsimile	Rollover Shares		Holdco Shares
		Ordinary Shares	RSs and Shares issuable under Options/RSUs	Ordinary Shares	Preferred Shares	RSs and Shares issuable under Options/RSUs
Tianwen Liu	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China Fax: +86 10 5874 9001	53,952,617	21,790,000	53,952,617	0	21,790,000
Xiaosong Zhang	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China Fax: +86 10 5874 9001	197,320	6,912,625	197,320	0	6,912,625
Yong Feng	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China Fax: +86 10 5874 9001	16,430,868	3,929,370	16,430,868	0	3,929,370
Junhe Che	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China Fax: +86 10 5874 9001	214,550	3,306,670	214,550	0	3,306,670
Ying Huang	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China Fax: +86 10 5874 9001	1,477,163	3,200,070	1,477,163	0	3,200,070
Qiang Peng	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China Fax: +86 10 5874 9001	156,430	2,546,650	156,430	0	2,546,650
Xiaohui Zhu	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China Fax: +86 10 5874 9001	131,700	1,362,240	131,700	0	1,362,240
Yen-Wen Kang	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China Fax: +86 10 5874 9001	184,503	1,056,320	184,503	0	1,056,320

[SCHEDULE A TO SUPPORT AGREEMENT]

Li Wang	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China Fax: +86 10 5874 9001	94,350	981,290	94,350	0	981,290
Li Huang	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China Fax: +86 10 5874 9001	321,424	966,920	321,424	0	966,920
Miao Du	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China Fax: +86 10 5874 9001	4,689,000	285,340	4,689,000	0	285,340
Yan Zhou	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China Fax: +86 10 5874 9001	94,130	518,740	94,130	0	518,740
BENO Group Limited	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China Fax: +86 10 5874 9001	4,427,700	0	4,427,700	0	0
Jinyuan Development (Hong Kong) Company Limited	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China Fax: +86 10 5874 9001	3,772,783	0	3,772,783	0	0
Benson Tam	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China Fax: +86 10 5874 9001	5,235,670	75,000	5,235,670	0	75,000
Accurate Global Limited	40/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong Fax: +852 2520 5125	19,476,469	0	0	19,476,469	0
Advanced Orient Limited	40/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong Fax: +852 2520 5125	9,412,421	0	0	9,412,421	0
CSOF Technology Investments Limited	40/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong Fax: +852 2520 5125	7,842,499	0	0	7,842,499	0

	Total issued and outstanding Holdco Shares at the Closing			91,380,208	36,731,389	46,931,235

[SCHEDULE A TO SUPPORT AGREEMENT]

Schedule B

Term Sheet

This term sheet (this “Term Sheet”) sets forth the principal terms relating to the post-Transaction (as defined below) corporate governance, transfer restrictions, shareholder exit options and certain other matters relating to New Tekventure Limited, a special purpose vehicle (“Holdco”) to be 100% owned by the Shareholders (as defined below) on the closing (the “Closing”) of the contemplated acquisition of iSoftStone Holdings Ltd. (the “Company”) by Holdco, through its wholly-owned subsidiary (the “Transaction”). The parties hereto agree to execute a Shareholders Agreement (“SHA”) and such other appropriate definitive documentation reflecting the terms provided herein. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Support Agreement dated as of the date hereof by and among Everbright SPV, the Key Management Members and certain other parties thereto.

Shareholders and Post-Closing Capital Structure	As of immediately following the Closing, the shareholders of Holdco (the “Shareholders”) and their respective shareholdings in Holdco will be as follows:

	•	New Tekventure Management Limited (“Management SPV”), formed by certain management members of the Company, including, Tianwen Liu, Xiaosong Zhang, Yong Feng, Junhe Che, Ying Huang, Qiang Peng, Xiaohui Zhu, Yen-wen Kang, Li Wang, Li Huang and Miao Du and their respective Affiliates (the “Key Management Members”), will own Holdco securities representing 53.65% of the outstanding share capital of Holdco (on an as-converted and fully diluted basis) immediately following the Closing;

	•	CSOF SoftTech Limited (“Everbright SPV” or the “Investor”), a special purpose vehicle formed by Accurate Global Limited, Advanced Orient Limited, CSOF Technology Investments Limited, [SeaBright China Special Opportunities Fund II, LP] and their respective Affiliates, will own preferred shares of Holdco (“Preferred Shares”) representing 44.23% of the outstanding share capital of Holdco (on an as-converted and fully diluted basis) immediately following the Closing; and

	•	BENO Group Limited, Jinyuan Development (Hong Kong) Company Limited and Benson Tam, will own ordinary shares of Holdco (“Ordinary Shares”) (or, in the case of Benson Tam, Holdco securities) representing 0.70%, 0.59% and 0.83%, respectively, of the outstanding share capital of Holdco (on an as-converted and fully diluted basis) immediately following the Closing.

[SCHEDULE B TO SUPPORT AGREEMENT]

	•	Immediately following the Closing, the Holdco securities referenced above shall form the entire issued share capital of Holdco. A holder of Preferred Shares may elect to convert its Preferred Shares into Ordinary Shares on a one-to-one basis (subject to share split, share dividend and other adjustment events) at any time. The holders of Preferred Shares will also have certain preferential rights the details of which will be set out in the definitive agreements in connection with the Transaction.

Board of Directors	•	The board of directors of Holdco (the “Board”) will initially comprise five (5) members, consisting of three (3) appointed by the Management SPV, and two (2) appointed by Everbright SPV.

	•	All decisions of the Board other than the Reserved Matters and the Dividend Distribution (each as described below) will require the approval of at least a majority of the directors.

	•	Everbright SPV’s right to appoint two (2) members to the Board will be subject to it continuing to hold in excess of 25% of the outstanding shares in Holdco on an as-converted basis. If Everbright SPV’s shareholding in Holdco is 25% or less than 25% but more than 10%, it will be entitled to appoint one (1) member to the Board.

	•	Holdco and Company will hold board meetings at least once each quarter.

	•	The board composition and governance structure of the Company, New iSoftStone Holdings Limited and iSoftStone Information Technology (Group) Co. Ltd. shall mirror those of Holdco.

Board Committees	•	The Board will form an Audit Committee comprising 3 members, which shall include at least one (1) director appointed by Everbright SPV (to the extent there is at least one such director). The Audit Committee will be responsible for overseeing financial reporting of Holdco and its direct and indirect subsidiaries (each, a “Group Company” and collectively, the “Group”) and approving the financial statements of any Group Company. All decisions of the Audit Committee will require the approval of a majority of the members thereof, of which one shall be appointed by Everbright SPV.

[SCHEDULE B TO SUPPORT AGREEMENT]

	•	The Board will form a Compensation Committee comprising 2 members, which shall include at least one (1) director appointed by Everbright SPV (to the extent there is at least one such director). The Compensation Committee will be responsible for determining or modifying (i) the compensation of, or any significant changes to the terms of appointment of, chief-level officers (“CXOs”) and (ii) the overall compensation policy of the Group. The CEO will be responsible for determining or modifying the compensation of, or any significant changes to the terms of appointment of all executive vice presidents, in consultation with the Compensation Committee. If any member of the Compensation Committee is interested in any compensation arrangement or plans to be approved by the Compensation Committee, such member shall abstain from voting in the decision making process and shall defer the decision to the other member who is not interested.

	•	All decisions of the Compensation Committee will require the approval of both members thereof (of which one shall be appointed by Everbright SPV), save that if one member abstains from voting as aforesaid, the decision of the non-interested member shall be the decision of the Compensation Committee.

	•	Everbright SPV’s right to appoint member(s) to the Audit Committee and the Compensation Committee will be subject to Investor holding in excess of 10% of the outstanding shares in Holdco on an as-converted basis.

	•	Within a reasonable time frame after the completion of the Transaction, the Shareholders will formulate in good faith appropriate employee incentive measures, taking into account all relevant circumstances.

Reserved Matters	Subject to customary carve-outs, the following matters of the Group shall require the approval of at least a majority of the directors, including at least one (1) director appointed by Everbright SPV (to the extent there is at least one such director):

	•	The Group’s annual budget and business plan;

	•	Any capital expenditure, in one or a series of related transactions, not as expressly set forth in the approved annual budget or business plan and in excess of US$8 million individually or in the aggregate per year;

	•	Any investment in, or acquisition or disposal of, assets or business or entities (but in each case excluding any capital expenditures), in one or a series of related transactions, not as expressly set forth in the approved annual budget or business plan in excess of US$5 million individually or in the aggregate per year;

[SCHEDULE B TO SUPPORT AGREEMENT]

•	Any issuance or repurchase of equity securities, other than pursuant to any conversion of securities issued in compliance with the approval requirements on the Reserved Matters;

•	Any incurrence of indebtedness or provision of guarantee other than (i) as contemplated in the approved annual budget or business plan or (ii) in connection with the core business of the Group and in the aggregate not in excess of 110% of the aggregate amount of new indebtedness and guarantee specified in the approved annual budget or business plan;

•	Any reorganization of the Group, merger or consolidation of a material Group Company with another company, change of control transaction of the Group or sale, transfer or lease of all or substantially all of the Group’s assets, except pursuant to the exercise of the Drag-Along Rights by the Investor;

•	Any material amendment or restatement of the charter documents of any Group Company, including any increase or decrease in the size of the board;

•	Change of auditor of the Group;

•	Material terms for a liquidity event (such as IPO or sale of a material Group Company or change of control transaction of the Group), including, without limitation, structure, pricing and timing for such a liquidity event;

•	Any liquidation, dissolution or winding up or filing of bankruptcy of any material Group Company;

•	Appointment of any person other than Mr. Tianwen Liu as the Chief Executive Officer and the appointment or removal of the Chief Financial Officer and Secretary of the Board;

•	Adoption of, or amendment to, any employee equity or other incentive plan;

•	Entry into a new line of business outside of IT services or industrial solutions or exit from a material line of business of the Group;

[SCHEDULE B TO SUPPORT AGREEMENT]

	•	Any change to the size or composition of the Board or any board committee or creation of a new board committee (except, for avoidance of doubt, pursuant to the terms set forth under “Board of Directors” and “Board Committees” above);

	•	Any transaction between a Group Company, on the one hand, and a Shareholder or a director or CXO of a Group Company or an affiliate of such Shareholder, director or CXO;

	•	Any material amendment to the terms of the Transaction Debt or any action that would be reasonably expected to result in a material breach of such terms; and

	•	Any agreement or commitment to do any of the foregoing.

The Shareholders will discuss in good faith deadlock-breaking mechanisms in definitive agreements for the Transaction.

Qualified IPO	For the purpose of this Term Sheet, a “QIPO” means an initial public offering of a Group Company on a recognized stock exchange which will give the Company a market capitalization in excess of an amount to be agreed by the Shareholders.

Redemption Rights	Each holder of Preferred Shares shall have the right (the “Redemption Rights”) to require the Company and/or another Group Company to purchase or redeem all Preferred Shares held by it at a consideration equal to (a) such holder’s investment cost plus an amount of return on such holder’s investment cost equivalent to an IRR to be agreed by the Shareholders, if the circumstances described under item 1, 2, 6 or 7 below occur, or (b) the amount such holders of Preferred Shares would have received in the event of a liquidation, dissolution or winding up of Holdco under Holdco’s charter, if the circumstances described under item 3, 4 or 5 below occur:

	1.	The Group fails to complete a QIPO within four years from the Closing (the “QIPO Period”);

	2.	Mr. Tianwen Liu ceases to control the Management SPV or ceases to devote a substantial portion of his time to the management of the business of the Group;

	3.	A Group Company fails to comply with a payment obligation with respect to any material indebtedness, the lender thereof has effected an acceleration of or initiated a formal legal proceeding to enforce such indebtedness or enforced on any material security interest provided under such indebtedness, and such failure to comply is not cured or otherwise resolved with such lender within 60 days;

[SCHEDULE B TO SUPPORT AGREEMENT]

	4.	A bankruptcy, insolvency, winding up or similar proceeding has been initiated by or filed against a Group Company or Mr. Tianwen Liu or the Management SPV and is not dismissed within 60 days, and such proceeding results in a material adverse effect on Holdco and its subsidiaries, taken as a whole;

	5.	A material portion of the assets or business of the Group has been placed into receivership or is being confiscated or restricted (by foreclosure or similar actions) in a manner that results in a material adverse effect on Holdco and its subsidiaries, taken as a whole;

	6.	A Group Company, Mr. Tianwen Liu or Management SPV commits a breach of any agreement between such person and Everbright SPV, which breach would be reasonably expected to have a material adverse effect on the Company and its subsidiaries, taken as a whole, or the value of the Investor’s Shares; unless the actions or inactions that constitute such breach by a Group Company are not within reasonable control of the Group’s management, provided that the management has used all reasonable efforts to prevent or cure such breach ; or

	7.	A Group Company, Mr. Tianwen Liu or Management SPV commits a breach of any of the definitive agreements of the Transaction or any agreement entered into in connection with a reorganization of the Group, which breach would be reasonably expected to have a material adverse effect on the Company and its subsidiaries, taken as a whole, or the value of the Investor’s Shares; unless the actions or inactions that constitute such breach by a Group Company are not within reasonable control of the Group’s management, provided that the management has used all reasonable efforts to prevent or cure such breach.

If the redemption price for all of the Preferred Shares required to be redeemed is not paid in full within the required period, the holders of Preferred Shares shall have the right to require the Group Companies to take all commercially reasonable actions necessary in order to pay such redemption price.

Dividend Distribution	Without the approval of at least a majority of the directors, including at least one (1) director appointed by Everbright SPV, no distributions will be made to the Shareholders.

[SCHEDULE B TO SUPPORT AGREEMENT]

Transfer Restrictions	Customary share transfer restrictions (subject to customary carve-outs), including:

	•	Management Lock-up: From the Closing until the earlier of (i) the fourth anniversary of the date of the Closing and (ii) completion of a QIPO, without the written consent of the Investor, (a) the Management SPV shall not sell or pledge any of its shares in Holdco or, after any reorganization of the Group, any direct or indirect interest in any Group Company, and (b) each of the Key Management Members shall not sell or pledge their shares or other interest in Management SPV or direct or indirect interest in any Group Company and shall execute an agreement with the Management SPV, Holdco and Everbright SPV (the “Management SPV SHA”) to give effect to the foregoing, provided that such consent is not required if the Management SPV or the Key Management Members wish to sell the shares or interest in Holdco or the Management SPV, as the case may be, (i) to repay any obligations related to any loans undertaken by Management SPV or the Key Management Members in connection with the Transaction, or (ii) to such Key Management Member’s spouse, siblings, parents, lineal descendants or antecedents or the estates of or trusts for the benefit of such Key Management Members or his or her spouse, siblings, parents or lineal descendants or antecedents (it being understood that the shares so transferred pursuant to the foregoing clause (ii) shall continue to be subject to the same obligations and transfer restrictions hereunder), or (iii) in connection with any change of control transaction of the Group.

	•	Transfer to Competitors: Without the consent of Management SPV, Investor shall not, directly or indirectly, transfer or pledge any of its shares or other interest in Holdco to any competitor of the Company (the definition of “competitor” to be mutually agreed in the definitive agreements).

	•	Right of first refusal: Each Shareholder shall have a customary right of first refusal, on a pro-rata basis, to purchase any shares proposed to be sold by any other Shareholder (other than permitted transfers or upon the exercise of a drag-along right).

	•	Tag-along rights: Subject to the Shareholders’ rights of first refusal set forth above, if the Management SPV wishes to transfer all or a portion of its shares (or if a shareholder of the Management SPV sells her/his/its interest in the Management SPV) (other than any transfer to any officer, employee, contractor or consultant of the Company or its subsidiaries), each of the other Shareholders shall have the right to sell a pro rata portion of its shares in Holdco to such proposed transferee, at the same price and on substantially the same terms.

[SCHEDULE B TO SUPPORT AGREEMENT]

	•	Drag-along rights: In the event that (i) no liquidity event occurs within the QIPO Period or (ii) the Company and/or another Group Company fails to purchase or redeem the Preferred Shares required by a holder to be purchased or redeemed pursuant to its Redemption Rights set for above, Investor shall have the right (the “Drag-Along Rights”) to require Management SPV to transfer all of its shares to any unaffiliated third party to whom the Investor sells all of its shares in Holdco (or to require a sale of a Group Company or all or substantially all of the assets of the Group), in a bona fide sale at arm’s length, at the same price and on the same terms, provided, however, Investor may only exercise such right (i) after first making an offer to sell all of its shares in Holdco at the same price and on the same terms to Management SPV and Management SPV elects not to purchase all of Investor’s shares, (ii) if the Investor owns at least 33% of the outstanding shares in Holdco at the time of exercise, and (iii) if the valuation of the Group implied in such a drag-along sale would be at least the implied valuation of the Company in the Transaction. The holders of Preferred Shares shall have the right to require Management SPV, its shareholders and the Group Companies to take all reasonable actions necessary to support and facilitate the preparation and completion of a sale conducted pursuant to the Drag-Along Rights, including replacing any director or officer of the Group who fails to support and facilitate such a sale.

Pre-Emptive Rights	Except with respect to issuance of shares under any employee share benefit plan or other incentive or profit sharing program, the conversion of convertible securities which were issued in compliance with the approval requirements on the Reserved Matters or in any acquisition, each Shareholder shall have the right to subscribe for any equity, equity-linked or voting securities to be issued by Holdco in proportion to such Shareholder’s shareholding immediately prior to such issuances.

[SCHEDULE B TO SUPPORT AGREEMENT]

Interests in Management SPV	The allocation of shares and other interest in the Management SPV and the terms and conditions thereof shall be fully disclosed to, and determined in consultation with, Everbright SPV, and Management SPV will use commercially reasonable efforts to ensure that the issuance or allocation of such interest does not have any material adverse effect on any future listing or QIPO of the Group in the PRC or elsewhere. Management SPV and Holdco shall use reasonable efforts to cause PRC residents who have acquired or will acquire direct or indirect equity interest in Management SPV or the Company to complete filings required under SAFE Circular 75 and related rules as soon as practicable after the Closing. For those who fail to complete such required filings, the shareholders’ agreement of Management SPV shall provide Management SPV with the right to purchase or redeem their equity interests in Management SPV at a price to be agreed between such person and Management SPV.

Information Rights	Holdco will deliver to each Shareholder holding 10% or more of the outstanding shares in Holdco the following:

• unaudited consolidated quarterly financial statements, including a balance sheet, an income statement and a cash flow statement, and the notes thereto (if any), within 45 days of the end of the relevant quarter;

• unaudited consolidated annual financial statements and audited consolidated annual financial statements, within 90 and 120 days of the end of the relevant fiscal year, respectively;

• annual budget and business plan approved by the Board within 90 days after the end of the previous fiscal year; and

• other information as reasonably requested by such Shareholders in connection with the operations and financial condition of Holdco.

The financial statements of Holdco will be prepared in accordance with IFRS or PRC GAAP, as appropriate, and will be audited by an accounting firm selected by the Board.

Reorganization	The Shareholders agree that in case of a fundamental transaction involving Holdco, including, without limitation, reorganization, merger, consolidation or dissolution, as a result of which a new holdco (“Newco”) replaces Holdco and becomes the entity through which the Shareholders hold their interests in the Company or substantially all of the Company’s operating assets in the PRC, the Shareholders shall execute a shareholders agreement relating to the Newco to give similar effect to the terms hereof, to the extent permitted under the applicable law.

Representations and Warranties	Management SPV will give to Investor representations and warranties to be set out in definitive agreements for the Transaction.

[SCHEDULE B TO SUPPORT AGREEMENT]

Confidentiality	The provisions of this Term Sheet and the fact of its existence are confidential and, except as required by applicable law or regulation, no party shall directly or indirectly, disclose, reveal, divulge, publish or otherwise make known to any person any of the provisions of this Term Sheet or the fact of its existence save that each party may make disclosure to its affiliates and those of its and its affiliates’ officers, employees and advisers who need to be aware of the provisions of this Term Sheet in order to facilitate the matters contemplated herein; provided that the party relying on this exception shall be and remain responsible for the failure by any such person to whom disclosure is to be made to maintain the confidentiality of this Term Sheet and the fact of its existence.

Governing Law	This Term Sheet and the SHA shall be governed by, and interpreted and construed in accordance with, the laws of Hong Kong.

Dispute Resolution	Any dispute, controversy or claim arising from, relating to or in connection with this Term Sheet will be submitted to arbitration administered by the Hong Kong International Arbitration Centre in accordance with its then effective rules. The seat of arbitration shall be Hong Kong. Any award rendered by the arbitration tribunal shall be final and binding upon the parties hereto.

[SCHEDULE B TO SUPPORT AGREEMENT]